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Women-owned
Kid Sister

Restaurant

4810 N. 7th Street
Phoenix, AZ 85014
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $30,000 invested.
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THE PITCH
Kid Sister is seeking investment to fund leasehold improvements as we renovate a dilapidated restaurant space in the heart of Central Phoenix.
First LocationLease SecuredRenovating Location
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INVESTOR PERKS

Kid Sister is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Branded wine key Invest $500 or more to qualify. Unlimited available

Branded wine key for investments over $500

1x hand-stitched sweatshirt + branded wine key Invest $1,000 or more to qualify. Unlimited available

1x hand-stitched sweatshirt + branded wine key

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Kid Sister is a Central Phoenix restaurant & wine bar featuring a chef-driven menu in a snug space.

The restaurant is compact and cozy with a mix of lounge seating and bistro tables.

Free-flowing conversations are encouraged between staff and guests, with a focus on educating on both the menu and wine.

Come for a glass of wine, stay for a snack, or enjoy a full meal.

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PRESS
A food and wine dream team is bringing a 'neo-bistro' to Phoenix. Meet Kid Sister.

A new wine bar and bistro coming to Seventh Street near Camelback Road, wants you to embrace the attitude of a younger sibling.

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FRONT FACADE
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FRONT ENTRANCE
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THE MENU

Kid Sister is influenced by other chef-driven wine bars in New York, San Francisco, Los Angeles, and beyond. A delicate balance of technique and simplicity, inventive but familiar. There isn't a dedicated genre of cuisine.

Kid Sister's menu is small, eight to ten dishes. Split into thirds, with each section gradually increasing in size.
The entire menu is built to be shared, encouraging guests to order multiple dishes. Dishes move with the season and rotate in and out, giving guests a chance to experience something different each time they dine.
Kid Sister stays up on current food trends and techniques, pulling inspiration from all over to make something exciting, challenging, and special for guests.
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This is a preview. It will become public when you start accepting investment.
WINE PROGRAM'S INSPIRATION & DIRECTION
Kid Sister has a unique and ever-changing wine program developed through a culmination of experiences in varying wine-centric settings.
Through a carefully sourced rotating glass list, as well as a 70-100 bottle list, there are options to satisfy guests of any knowledge level. Because the list constantly evolves, guests are encouraged to experiment.
Creating an approachable environment to learn about – or just enjoy – wine is a key component of the program and brand.
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social entrepreneurship

Kid Sister is a for-profit entity but remains intentional both in operating practices and in the creation of business initiatives which positively impact the local community and span three major categories:

Food Waste & Food Insecurity

Eco-Consciousness

Social Justice & Equitable Pay

food waste and food insecurity

Kid Sister is committed to reducing food waste and will remain thoughtful in the purchasing of food inventory.

FUTURE PROGRAMS AND INITIATIVES

Community Fridge

Mobile Food Markets

Recycle The City Compost Program

eco-consciousness

Because there is power in how dollars are spent, Kid Sister chooses vendors across all areas of operations who prioritize the environment in their own practices.

OTHER OPPORTUNITIES FOR ENVIRONMENTAL CONSCIOUSNESS

Renovation of interior space & patio landscaping

Implementing a recycling program

Choosing energy-efficient appliances, windows, and lighting

social justice

Kid Sister believes everyone deserves equal economic, political, and social rights and opportunities. This starts with hiring practices and company culture.

A COMMITMENT TO THE FOLLOWING HIRING PRACTICES

Paying all employees a livable wage with benefits and healthcare

Implementing a tip pool inclusive of both front-of-house and back-of-house staff

OTHER WAYS KID SISTER MAKES AN IMPACT CLOSE TO HOME

Implementing a profit-sharing program for salaried employees

Community voter participation events/incentives

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THE TEAM
Courtney Lewandrowski
Owner & General Manager

AREAS OF EXPERTISE: HOSPITALITY, FOOD & BEVERAGE, WINE PRODUCTION, ACCOUNTING, HUMAN RESOURCES

NOTEWORTHY EXPERIENCE: Maître d and Server at Valentine in Phoenix, AZ; Accounting Associate at JJMansfield in Phoenix, AZ; Assistant Director of Hospitality at RdV Vineyards in Delaplane, VA; Hospitality Associate at RdV Vineyards in Delaplane, VA; Area Sales Manager at Kimpton Hotels in Washington, D.C.

ACCOLADES & EDUCATION

LEVEL 4 DIPLOMA IN WINES, WINE & SPIRITS EDUCATION TRUST (WSET) IN PROGRESS

LEVEL 3 AWARD IN WINES, WINE & SPIRITS EDUCATION TRUST (WSET) 2018

CERTIFICATE OF TERRIOR & VINEYARD MANAGEMENT, UNIVERSITÉ DE BORDEAUX 2018

Dej Lambert
Owner

AREAS OF EXPERTISE: PROJECT MANAGEMENT, BUSINESS STRATEGY, ACCOUNTING, FOOD & BEVERAGE, BUDGETS & CONTRACTS, COMMUNITY OUTREACH

NOTEWORTHY EXPERIENCE: Substance Use Program Contract Analyst at Maricopa County Department of Public Health in Phoenix, AZ; Director of Client Services at JJMansfield in Phoenix, AZ; Office Manager at JJMansfield in Phoenix, AZ; Server at Blanco in Phoenix, AZ; Server at Wildflower in Tucson, AZ.

ACCOLADES & EDUCATION

LEVEL 2 AWARD IN WINES, WINE & SPIRITS EDUCATION TRUST (WSET) 2022

MASTERS OF PUBLIC HEALTH (MPH), UNIVERSITY OF ARIZONA 2018

B.S. // VETERINARY MEDICINE, UNIVERSITY OF ARIZONA 2015

Casey Lewandrowski
Owner & Business Manager

AREAS OF EXPERTISE: BUSINESS STRATEGY, ACCOUNTING, BRANDING, ADVERTISING, PROJECT MANAGEMENT, HOSPITALITY, DIGITAL MARKETING, SYSTEMS & OPERATIONS

NOTEWORTHY EXPERIENCE: Director of Operations at JJMansfield in Phoenix, AZ; Marketing Community Manager at The Cosmopolitan of Las Vegas in Las Vegas, NV; Web & Social Media Producer at The Cosmopolitan of Las Vegas in Las Vegas, NV; Account Coordinator, Toyota at Saatchi & Saatchi in Portland, OR.

ACCOLADES & EDUCATION

LEVEL 2 AWARD IN WINES, WINE & SPIRITS EDUCATION TRUST (WSET) 2022

CERTIFICATE OF FOOD & BEVERAGE MANAGEMENT, ECORNELL 2021

B.A. // COMMUNICATION, UNIVERSITY OF ARIZONA 2015

Isaac Mendoza
Head Chef

AREAS OF EXPERTISE: RESTAURANT OPERATIONS & MANAGEMENT, STAFF TRAINING, PURCHASING & PRICING, MENU DEVELOPMENT, LOCAL & SUSTAINABLE SUPPLY CHAIN MANAGEMENT, JAPANESE & MEXICAN CUISINE

NOTEWORTHY EXPERIENCE: Chef de Cuisine at Restaurant Progress in Phoenix, AZ; Sous Chef at L'Oca d'Oro and Odd Duck in Austin, TX; Line Cook at The Carpenter's Hall in Austin, TX; and Sous Chef at Uchi in Houston, TX.

Volunteered with Good Work Austin, a group focused on supporting small business and feeding communities facing food insecurity. Through a partnership with World Central Kitchen, helped to provide 700 meals a day to those struggling during the pandemic & Texas ice storms in 2021.

ACCOLADES & EDUCATION

WORKED FOR BRYCE GILMORE, 8 TIME JAMES BEARD NOMINATED, BEST CHEF SOUTHWEST CATEGORY 2019

SOUS CHEF IN TYSON COLE'S HAI HOSPITALITY GROUP, JAMES BEARD WINNER, BEST CHEF SOUTHWEST 2018

AAS // CULINARY ARTS, PHOENIX COMMUNITY COLLEGE 2015

Zac Adcox
Beverage ManSommelier

AREAS OF EXPERTISE: RESTAURANT OPERATIONS & MANAGEMENT, WINE EDUCATION, SALES, BEVERAGE PROGRAM DEVELOPMENT, PURCHASING & PRICING

NOTEWORTHY EXPERIENCE: Server & Sommelier at La Cuchara in Baltimore, MD; General Manager (GM) & Sommelier at Blood & Sand in St. Louis, MO; GM & Sommelier at Reeds American Table in St Louis, MO; GM & Beverage Director at iNDO in St Louis, MO; GM & Sommelier at Restaurant Progress / The Montecito Bottle Shop in Phoenix, AZ

ACCOLADES & EDUCATION

ADVANCED SOMMELIER, COURT OF MASTER SOMMELIERS 2020

WORKED & STUDIED UNDER MASTER SOMMELIER, ANDREY IVANOV 2017-2020

AAS // CULINARY & BEVERAGE MANAGEMENT, HOWARD COMMUNITY COLLEGE 2015

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This is a preview. It will become public when you start accepting investment.
FLOOR PLAN
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Renovations and Build-Out $27,975
Mainvest Compensation $2,025
Total $30,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $559,809 $750,231 $802,747 $842,883 $868,169
Cost of Goods Sold $266,834 $353,283 $382,630 $401,760 $413,812
Gross Profit $292,975 $396,948 $420,117 $441,123 $454,357

EXPENSES

Rent $37,230 $38,160 $39,114 $40,091 $41,093
Variable Labor $78,729 $126,061 $126,061 $126,061 $126,061
Admin & General $150,793 $185,466 $185,466 $185,466 $185,466
Utilities $17,390 $17,824 $18,269 $18,725 $19,193
Operating Profit $8,833 $29,437 $51,207 $70,780 $82,544
This information is provided by Kid Sister. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast.

Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

2022 Income Statement

2023 Pitch Deck.pdf

Investment Round Status

Target Raise $30,000

Maximum Raise $75,000

Amount Invested $0

Investors 0

Investment Round Ends June 23rd, 2023

Summary of Terms

Legal Business Name High Low & Co. LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $30,000 invested

1.6×

Investment Multiple 1.4×

Business's Revenue Share 1.4%-3.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2028

Financial Condition

Forecasted milestones

Kid Sister forecasts the following milestones:

Achieve $550,000 revenue per year by 2024.

Achieve $30,000 profit per year by 2025.

Limited operating history

Kid Sister was established in January, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well. Kid Sister applied an Extension of Time To File Certain Business Income Tax, Information, and Other Returns for 2022.

Risk Factors

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Kid Sister and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Kid Sister is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Kid Sister, and the revenue of Kid Sister can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Future Investors Might Have Superior Rights

If Kid Sister needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Kid Sister or management), which is responsible for monitoring Kid Sister's compliance with the law. Kid Sister will not be required to implement these and other investor protections.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

This information is provided by Kid Sister. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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